Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617.832.1000 main 617.832.7000 fax Stacie S. Aarestad 617-832-1108 direct SAarestad@foleyhoag.com

June 15, 2018

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Office of Healthcare and Insurance

100 F Street, NE

Washington, D.C. 20549

Re:	Applied Genetic Technologies Corporation

Registration Statement on Form S-3

Filed May 30, 2018

File No. 333-225286

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Applied Genetic Technologies Corporation (“AGTC” or the “Company”) in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated June 11, 2018 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-3 (the “Registration Statement”), which was filed with the SEC on May 30, 2018. The Company has responded to the Staff’s comment by making changes to the disclosure in the Registration Statement on Form S-3 (the “Registration Statement”). These changes will be reflected in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed with the Commission contemporaneously with this letter. The Company’s response to the comment is set forth below. For the Staff’s convenience, the text of the Staff’s comment is included in bold prior to the Company’s response.

Form S-3 Filed May 30, 2018

Information Incorporated by Reference, page 28

1. Please revise your registration statement to incorporate by reference the Form 10-K/A filed on September 8, 2017. For guidance, please refer to Item 12(a) of Form S-3.

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to incorporate by reference the Form 10-K/A filed on September 8, 2017 on pages 28 (base prospectus) and 12 (sales agreement prospectus) of Amendment No. 1.

ATTORNEYS AT LAW	BOSTON | NEW YORK | PARIS | WASHINGTON | FOLEYHOAG.COM

United States Securities and Exchange Commission

June 15, 2018

Please direct your questions or comments regarding this letter or Amendment No. 1 to the undersigned at (617) 832-1108. Thank you for your assistance.

Respectfully submitted,

/s/ Stacie S. Aarestad
Stacie S. Aarestad

cc:	Susan B. Washer, Applied Genetic Technologies Corporation

William Sullivan, Applied Genetic Technologies Corporation

Andrew Ashe, Applied Genetic Technologies Corporation

Hemmie Chang, Foley Hoag LLP